Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road

Jinshan District, Shanghai, 200540

The People’s Republic of China

Via EDGAR

June 24, 2010

Ms. Cecilia Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

Washington, D.C. 20549-7010, USA

Re:	Sinopec Shanghai Petrochemical Company Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed May 20, 2009
File No.1-12158
Response Letter Filed March 29, 2010

Dear Ms. Blye,

We refer to your letter dated April 30, 2010 regarding the Company’s Form 20-F for the fiscal year ended December 31, 2008 filed with the Commission on May 20, 2009 and our Response Letter filed March 29, 2010. For your convenience, we have set forth each of your additional comments from your letter dated April 30, 2010 below in italics followed by the Company’s response to each comment.

1. We note your response to comment 2 of our letter dated February 1, 2010. We note particularly your acknowledgement that “certain news articles have identified investors that may have divested our stock, or may not wish to invest in our stock, because of apparent activity of our related entities in” Sudan, Iran, Syria and/or Cuba, and your representation that “[d]ecisions by such large investors may have the effect of reducing demand for our stock in the market which could negatively affect our stock price.” Please include in your 20-F for fiscal year 2009 not only the disclosure you discuss in your letter of January 27, 2010, regarding the volume of your purchases of crude oil sourced from Sudan, Iran, Syria and Cuba, as applicable, but also disclosure regarding the potential risk to demand for your stock and to your stock price as a result of the reputational impact of the activities of related entities in these countries identified by the U.S. State Department as state sponsors of terrorism.

No crude oil was sourced from Sudan, Syria or Cuba in 2009. We included the following disclosure in Item 4 of our Form 20-F for the fiscal year ended December 31, 2009 regarding the volume of purchases of crude oil sourced from Iran:

In 2009, a minimal amount of our foreign crude oil was sourced from Iran, which is a country identified by the U.S. State Department as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. Details of the purchase volume and purchase expenses are provided below:

	Volume (thousand tons)	% of total	Expense (RMB billion)	% of total
Iran	47.9	0.5	0.130	0.5
Others	8,699.2	99.5	25.687	99.5

Total	8,747.1	100	25.817	100

We also propose to file a Form 20-F/A for the fiscal year ended December 31, 2009 to include a new “Risk Factor” in Item 3 as set forth below.

2. Please provide us with a draft of the disclosure you intend to include in the 20-F in response to this comment.

We propose to include the following Risk Factor:

Negative publicity regarding, and divestments by investors in response to, our affiliation with Sinopec Corp. and Sinopec Group, and their respective activities in certain countries identified by the U.S. government as state sponsors of terror, may adversely impact our stock price.

We are affiliated with Sinopec Corp. and Sinopec Group, both of which have been identified in the news media as engaging in operations in or purchasing substantial volumes of crude oil sourced from countries identified by the U.S. government as state sponsors of terrorism such as Iran, Syria, Cuba and Sudan. We do not conduct any material operations in, nor do we purchase any material volume of crude oil from these countries. Further, we have no control over the activities of Sinopec Group or Sinopec Corp. in connection with any activities they may have related to Iran, Syria, Sudan or Cuba. Nevertheless, certain articles in the press have identified institutional investors, many of whom have substantial investment portfolios and purchasing power, that may have divested, or intend to divest or otherwise not invest in, our stock because of the alleged operations of our affiliates in such countries. Decisions by such large investors may have the effect of reducing demand for our stock in the market, perhaps significantly, which could cause substantial downward pressure on our stock price. Any such downward pressure likely would result in a reduction of our market capitalization and could impact not only the value of our existing stockholders’ investment in our company, but also potentially our ability to raise equity or debt financing in the future.

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff have any question with respect to the foregoing responses, please do not hesitate to contact Zhang Jingming, Secretary to the Company’s Board of Directors at (8621) 5237-7880 or Christopher Forrester ((852) 2585-0782) and Sherry Yin ((8610) 5909-3566) of the Company’s outside legal counsel, Morrison & Foerster.

Best regards,

/s/ Rong Guangdao
Rong Guangdao, Chairman

cc:	Sherry Yin/Christopher Forrester — Morrison & Foerster